Exhibit 7.1

Abbey National Treasury Services plc

Computation of Ratio of Earnings to Fixed Charges

(i) Excluding interest on retail deposits

	Six months ended 30 June
	2013 £m	2012 £m

Profit before tax	273	135

Fixed charges: interest expense (B) (1)	1,601	1,865

Earnings before taxes and fixed charges (A)	1,874	2,000

Ratio of earnings to fixed charges (A/B)	117	107

(ii) Including interest on retail deposits

	Six months ended 30 June
	2013 £m	2012 £m

Profit before tax	273	135

Fixed charges: interest expense (B) (1)	1,601	1,865

Earnings before taxes and fixed charges (A)	1,874	2,000

Ratio of earnings to fixed charges (A/B)	117	107

Note:

(1)	Abbey National Treasury Services plc has no retail deposits
(2)	Includes the amortisation of discounts and premiums on debt securities in issue.